# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Willamette Valley Vineyards, Inc., CIK 0000838875
CUSIP: 969136100
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 8800 Enchanted Way, S.E., Turner, Oregon (OR), 97392
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001249167

## Reporting persons
- Carl D. Thoma: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 50,000; shared voting power 0; sole dispositive power 50,000; shared dispositive power 0; aggregate amount beneficially owned 50,000 (1% of the class)
  Comment: The percentage is calculated based on 4,964,529 shares of the Issuer's common stock, no par value, outstanding as of May 13, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2025.

## Item 1. Issuer
Name of issuer: Willamette Valley Vineyards, Inc.
Address of issuer's principal executive offices: 8800 Enchanted Way, S.E., Turner, Oregon 97392

## Item 2. Person Filing
Name of person filing: Carl D. Thoma
Address of principal business office or, if none, residence:
110 North Wacker Drive, 32nd Floor
Chicago, Illinois 60606
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Carl D. Thoma: /s/ Carl D. Thoma, Carl D. Thoma (08/08/2025)